UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

David F. Palmer

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 25272T104	13D/A	Page 2 of 8 Pages

1	Names of reporting persons Chautauqua Management, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,699,560
	8	Shared voting power 0
	9	Sole dispositive power 3,699,560
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,699,560
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.30% (1)
14	Type of reporting person OO

(1)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 3 of 8 Pages

1	Names of reporting persons Chautauqua IIA, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 616,647
	8	Shared voting power 0
	9	Sole dispositive power 616,647
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 616,647
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.88% (2)
14	Type of reporting person OO

(2)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 4 of 8 Pages

1	Names of reporting persons Chautauqua IIB, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 616,647
	8	Shared voting power 0
	9	Sole dispositive power 616,647
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 616,647
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.88% (3)
14	Type of reporting person OO

(3)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 5 of 8 Pages

1	Names of reporting persons David F. Palmer
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,790,057 (4)
	8	Shared voting power 616,647 (5)
	9	Sole dispositive power 5,790,057 (4)
	10	Shared dispositive power 616,647 (5)
11	Aggregate amount beneficially owned by each reporting person 6,406,704 (4)(5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.00% (6)
14	Type of reporting person IN

(4)	Includes (i) 1,473,850 shares of common stock issuable upon exercise of options held by Mr. Palmer which are currently vested and (ii) an aggregate of 4,316,207 shares of common stock held by Chautauqua Management, LLC, of which Mr. Palmer is the sole manager, and Chautauqua IIA, LLC, of which Mr. Palmer is the investment manager.
(5)	Includes 616,647 shares of common stock held by Chautauqua IIB, LLC, of which Mr. Palmer’s spouse is the investment manager.
(6)	Based on 69,745,698 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104	13D/A	Page 6 of 8 Pages

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Chautauqua Management LLC, Chautauqua IIA, LLC, Chautauqua IIB, LLC and David F. Palmer (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 5, 2013, as amended by Amendment No. 1 to such Schedule 13D filed on August 18, 2014, and as further amended by Amendment No. 2 to such Schedule 13D filed on September 11, 2014 (as so amended, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

This Amendment No. 3 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 11, 2016, 1818 Partners distributed to each of its members, including CML, a portion of each of the DRPH Call Option and the Silver Rock Call Option with respect to one-third of the shares of Common Stock issuable upon exercise thereof (i.e., an aggregate of 1,511,808 shares of Common Stock issuable upon exercise of the DRPH Call Option, and an aggregate of 143,958 shares of Common Stock issuable upon exercise of the Silver Rock Call Option). The distribution by 1818 Partners to its members was made pro rata, based upon the members’ respective equity interests held in 1818 Partners. Each of CML and the other members of 1818 Partners assumed the terms and conditions of the DRPH Call Option and the Silver Rock Call Option with respect to the portion thereof so-distributed to such member pursuant to separate transfer agreements. In connection with the distribution, CML entered into separate instruments, dated as of July 11, 2016, representing the portions of the DRPH Call Option and the Silver Rock Call Option, respectively, distributed to it.

The distribution by 1818 Partners had the effect of reducing the number of shares beneficially owned by CML and Mr. Palmer, because each of CML and Mr. Palmer previously reported shared beneficial ownership of all of the securities underlying the Call Options, indirectly through 1818 Partners, even though CML and Mr. Palmer only had a one-third economic interest in the Call Options. The distribution by 1818 Partners to its members did not effect any change in the pecuniary interest of CML or Mr. Palmer in the Call Options.

In connection with the distribution of the Call Options, Cloobeck Companies, LLC, an entity owned and controlled by Stephen J. Cloobeck and a member of 1818 Partners that received a portion of the Call Options pursuant to such distribution, became a party to the Stockholders Agreement. The distribution by 1818 Partners did not change the aggregate number of shares covered by the Stockholders Agreement.

On July 15, 2016, CML exercised in full the portion of the DRPH Call Option distributed to it (the “Distributed DRPH Call Option”) for an exercise price of $12.56 per share. CML exercised the Distributed DRPH Call Option pursuant to the “cashless exercise” provision thereof, resulting in DR Holdco, LLC withholding an aggregate of 630,004 of the shares of Common Stock underlying the Distributed DRPH Call Option to pay the aggregate exercise price of $18,988,308 and issuing to CML the remaining 881,804 shares. On July 19, 2016, CML also exercised in full the portion of the Silver Rock Call Option distributed to it for an exercise price of $12.56 per share, and CML acquired an aggregate of 143,958 shares of Common Stock in exchange for an aggregate cash exercise price equal to $1,808,112.

CUSIP No. 25272T104	13D/A	Page 7 of 8 Pages

On June 29, 2016, the Issuer announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dakota Parent, Inc., a Delaware corporation (“Parent”), and Dakota Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), providing for the acquisition of the Issuer by Parent in a two-step all cash transaction, consisting of a tender offer (the “Offer”), followed by a subsequent back-end merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. In connection with the Offer, on July 14, 2016, the Issuer filed a Schedule 14D-9 with the Securities and Exchange Commission. As reflected in the Schedule 14D-9, the Reporting Persons currently intend to tender, or cause to be tendered, all shares of Common Stock held of record or beneficially by the Reporting Persons pursuant to the Offer.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (d) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 6,406,704 shares of Common Stock, representing approximately 9.00% of the Issuer’s outstanding Common Stock (based on 69,745,698 shares of Common Stock outstanding).

(b) Mr. Palmer has sole voting power and sole dispositive power with regard to (i) 1,473,850 shares of Common Stock underlying options held by him, and (ii) 3,699,560 shares of Common Stock held by CML, of which Mr. Palmer is the sole manager, and (iii) 616,647 shares of Common Stock held by CIIA, of which he is the investment manager. Mr. Palmer may be deemed to have shared voting power and shared dispositive power with regard to 616,647 shares of Common Stock held by CIIB, of which Mr. Palmer’s spouse is the investment manager. CML has sole voting power and sole dispositive power with regard to 3,699,560 shares of Common Stock. CIIA has sole voting power and sole dispositive power with regard to 616,647 shares of Common Stock held by it. CIIB has sole voting power and sole dispositive power with regard to 616,647 shares of Common Stock held by it.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment. Each of the Reporting Persons is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement, as amended by the First Amendment. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, as amended by the First Amendment, except to the extent disclosed in this Schedule 13D.

(c) No transactions in the Common Stock have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 4 of this Amendment No. 3, all of which disclosures are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response set forth in Item 4 of this Amendment No. 3 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

17.	Transfer Agreement, dated as of July 11, 2016, by and between 1818 Partners, LLC and Chautauqua Management, LLC, with respect to the DRPH Call Option*

18.	Transfer Agreement, dated as of July 11, 2016, by and between 1818 Partners, LLC and Chautauqua Management, LLC, with respect to the Silver Rock Call Option*

*	Filed herewith

CUSIP No. 25272T104	13D/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2016

CHAUTAUQUA MANAGEMENT, LLC

/s/ Jared T. Finkelstein, attorney-in-fact for Chautauqua Management, LLC
Jared T. Finkelstein, attorney-in-fact for Chautauqua Management, LLC

CHAUTAUQUA IIA, LLC

/s/ Jared T. Finkelstein, attorney-in-fact for Chautauqua IIA, LLC
Jared T. Finkelstein, attorney-in-fact for Chautauqua IIA, LLC

CHAUTAUQUA IIB, LLC

/s/ Jared T. Finkelstein, attorney-in-fact for Chautauqua IIB, LLC
Jared T. Finkelstein, attorney-in-fact for Chautauqua IIB, LLC

DAVID F. PALMER

/s/ Jared T. Finkelstein, attorney-in-fact for David F. Palmer
Jared T. Finkelstein, attorney-in-fact for David F. Palmer